CUSIP No. 03152W109	13G

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 2)*

Amicus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03152W109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03152W109	13G

Item 1(a).	Name of Issuer: Amicus Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6 Cedar Brook Drive

Cranbury, NJ 08512

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed jointly by:

(i)	FHM IV, L.L.C. (“FHM IV, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare IV, L.P. (“FH IV”) and Frazier Affiliates IV, L.P. (“FA IV”). FHM IV, L.L.C. is the general partner of FHM IV, L.P. (“FHM IV”), which is the general partner of each of FH IV and FA IV. FHM IV, L.L.C. may be deemed to beneficially own the securities held by each of FH IV and FA IV.

(ii)	FHM IV with respect to shares of Common Stock of the Issuer held by each of FH IV and FA IV. FHM IV is the general partner of each of FH IV and FA IV and may be deemed to beneficially own the securities held by each of FH IV and FA IV.

(iii)	FH IV with respect to shares of Common Stock of the Issuer that it holds directly.

(iv)	FHM V, L.L.C. (“FHM V, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare V, L.P. (“FH V”). FHM V L.L.C. is the general partner of FHM V, L.P. (“FHM V”), which is the general partner of FH V. FHM V, L.L.C. may be deemed to beneficially own the securities held by FH V.

(v)	FHM V with respect to shares of Common Stock of the Issuer held by FH V. FHM V is the general partner of FH V and may be deemed to beneficially own the securities held by FH V.

(vi)	FH V with respect to shares of Common Stock of the Issuer that it holds directly. Each of FHM IV, L.L.C., FH IV, FA IV, FHM IV, FHM V, L.L.C., FH V, and FHM V are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of each of the Reporting Persons is:

c/o Frazier Healthcare Ventures

601 Union Street, Suite 3200

Seattle, WA 98101

Item 2(c).	Citizenship: FH IV, FA IV, FHM IV, FH V, and FHM V are limited partnerships organized under the laws of the State of Delaware. FHM IV, L.L.C. and FHM V, L.L.C. are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 03152W109

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CUSIP No. 03152W109	13G

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 03152W109	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 7, 2016	Frazier Healthcare IV, L.P.
By FHM IV, L.P., its General Partner
By FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	Frazier Affiliates IV, L.P.
By FHM IV, L.P., its General Partner
By FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM IV, L.P.
	By:	FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM IV, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

[Signatures continue on next page]

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CUSIP No. 03152W109	13G

Dated March 7, 2016	Frazier Healthcare V, L.P.
By FHM V, L.P., its General Partner
By FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.P.
	By:	FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

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CUSIP No. 03152W109	13G

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Amicus Therapeutics, Inc.

Dated March 7, 2016	Frazier Healthcare IV, L.P.
By FHM IV, L.P., its General Partner
By FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	Frazier Affiliates IV, L.P.
By FHM IV, L.P., its General Partner
By FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM IV, L.P.
	By:	FHM IV, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM IV, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	Frazier Healthcare V, L.P.
By FHM V, L.P., its General Partner
By FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

[Signatures continue on next page]

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CUSIP No. 03152W109	13G

Dated March 7, 2016	FHM V, L.P.
	By:	FHM V, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 7, 2016	FHM V, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

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